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                                                                 EXHIBIT (a)(4)

                                     LOGO
                                  May 3, 1998

The Board of Directors
Union Texas Petroleum Holdings, Inc.
1330 Post Oak Boulevard
Houston, Texas 77056

Members of the Board:

  Atlantic Richfield Company, a Delaware corporation ("Parent"), VWK Acquisition Corp., a Delaware corporation ("Sub"), and Union Texas Petroleum Holdings, Inc., a Delaware corporation (the "Company"), propose to enter into an agreement and plan of merger (the "Merger Agreement"), which provides for, among other things, the tender offer (the "Offer") by Sub for all of the issued and outstanding shares of common stock, par value $.05 per share (the "Shares"), of the Company at $29.00 per Share, net to the seller in cash, and the merger (the "Merger") of Sub with and into the Company, as a result of which the Company will become a wholly owned subsidiary of Parent. Upon consummation of the Merger, each Share (other than Shares owned by the Company, Sub, Parent or any wholly-owned subsidiary of the Company, Sub or Parent) will be converted into the right to receive $29.00 in cash.

  You have requested our opinion as to whether the per Share consideration to be received by the holders of the Shares in the Offer and the Merger is fair from a financial point of view to such holders.

  In arriving at our opinion, we have, among other things:

  1.reviewed certain publicly available business and financial information relating to the Company, including (a) the Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 1996 and December 31, 1997 and (b) the Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended March 31, 1998;

  2.reviewed estimates of the Company's oil and gas reserves prepared by (a)
          DeGolyer & MacNaughton ("D&M") as of January 1, 1997 and January 1, 1998 and (b) the management and staff of the Company as of December 31, 1996, December 31, 1997 and March 31, 1998;

  3.analyzed certain historical and projected financial and operating data of the Company prepared by the management and staff of the Company;

  4.discussed the current and projected operations and prospects of the Company with the management and staff of the Company;

  5.reviewed the historical trading history of the Shares;

  6.compared recent stock market capitalization indicators for the Company with the recent stock market capitalization indicators for certain other publicly traded independent energy companies;

  7.compared the financial terms of the Offer and the Merger with the financial terms of certain other transactions that we deemed to be relevant;
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  8.reviewed drafts dated May 2, 1998 of the Merger Agreement and the related stockholder agreement;

  9.reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we have deemed necessary or appropriate.

  In preparing our opinion, we have assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of any information supplied or otherwise made available to us by the Company. We have further relied upon the assurances of the management of the Company that it is unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. With respect to projected financial and operating data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the management of the Company relating to the future financial and operational performance of the Company. With respect to the estimates of oil and gas reserves, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the management of the Company and D&M relating to the oil and gas properties of the Company. We have not made an independent evaluation or appraisal of the assets or liabilities of the Company or, except for the estimates of oil and gas reserves referred to above, been furnished with such an evaluation or appraisal.

  Our opinion relates solely to the fairness from a financial point of view of the per Share consideration to be received by the holders of Shares in the Offer and the Merger. This opinion is for the use and benefit of the Board of Directors of the Company and does not constitute a recommendation to any holder of Shares as to whether such holder should tender any Shares pursuant to the Offer or how such holder should vote on the Merger. We have not been asked to consider, and this opinion does not address, the after-tax consequences of the Offer or the Merger to any particular holder of Shares. As you are aware, we have acted as financial advisor to the Company and we will receive a fee from the Company, a substantial portion of which is contingent upon the consummation of the Merger, and we will receive a fee for rendering this opinion.

  Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the per Share consideration to be received by the holders of Shares in the Offer and the Merger is fair from a financial point of view to such holders.

                                        Very truly yours,

                                        /s/ Petrie Parkman & Co., Inc.
                                        PETRIE PARKMAN & CO., INC.